Exhibit 12

                GENERAL AMERICAN TRANSPORTATION CORPORATION

            COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                (Unaudited)
                     (In Millions, Except for Ratios)

                                          Three Months Ended   Six Months Ended
                                               June 30             June 30
                                           1995        1994     1995     1994
                                          ------      -----    -----     -----
Earnings available for fixed charges:
  Net income........................     $ 24.4      $ 21.1   $ 47.6     $ 41.8

  Add (deduct):
   Income taxes.......................     11.8         9.8     25.4       20.4
   Equity in net earnings of affiliated
     companies, net of distributions
     received........................       (.7)       (4.1)    (4.9)      (7.0)
   Interest on indebtedness and
     amortization of debt discount and
     expense.........................      26.9        19.6     50.3       37.8
   Amortization of capitalized
     interest........................        .3          .3       .6         .6
   Portion of rents representative of
     interest factor (deemed to be
     one-third)......................       4.4         3.5      8.8        6.9
                                          ------     ------    -----      ------
 Total earnings available for
    fixed charges......................  $ 67.1      $ 50.2   $127.8     $100.5
                                         ======      ======   ======     ======
Fixed Charges:
   Interest on indebtedness and
     amortization of debt discount and
     expense..........................   $ 26.9      $ 19.6   $ 50.3     $ 37.8
   Capitalized interest  .............      1.1          .6      2.6        1.4
   Portion of rents representative of
    interest factor (deemed to be
    one-third).......................       4.4         3.5      8.8        6.9
                                          ------      ------   -----      ------
   Total fixed charges...............    $ 32.4      $ 23.7   $ 61.7     $ 46.1
                                         ======      =======   ======     =======
Ratio of earnings to fixed charges(A)      2.07x       2.12x    2.07x      2.18x

(A) The ratios of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies net of distributions received.

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